UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO.1)*

BioVeris Corporation

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

090676107

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,857,026

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,857,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,857,026

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Investment Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,857,026

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,857,026

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,857,026

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lewis Family Partners II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

355,807

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

355,807

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

355,807

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel M. Lewis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH

REPORTING PERSON WITH

5.	SOLE VOTING POWER

23,000

6.	SHARED VOTING POWER

2,212,833

7.	SOLE DISPOSITIVE POWER

23,000

8.	SHARED DISPOSITIVE POWER

2,212,833

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,235,833

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the “Common Stock”) of BioVeris Corporation (the “Issuer”) beneficially owned by the Reporting Persons identified below as of March 16, 2007 and amends and supplements the Schedule 13G filed on May 11, 2006 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are:

•	Gem Partners, LP (the “Gem Partners”).
•	Gem Investment Advisors, LLC (“Advisors”).
•	Lewis Family Partners II, LP (“Family Partners”).
•	Daniel M. Lewis (“Lewis”).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(i)	Gem Partners beneficially owns 1,857,026 shares of Common Stock.

(ii)           Advisors, as the general partner of Gem Partners, beneficially owns the shares of Common Stock held by Gem Partners.

(iii)	Family Partners beneficially owns 355,807 shares of Common Stock.

(iv)          Mr. Lewis, as the controlling person of Advisors and the general partner of Family Partners, is deemed to beneficially own the shares of Common Stock held by them, and an additional 23,000 shares of Common Stock that he owns personally, for a total of 2,235,833 shares of Common Stock.

(v)	Collectively, the Reporting Persons beneficially own 2,235,833 shares of Common Stock.
(b)	Percent of Class:

(i)             Gem Partners’ beneficial ownership of 1,857,026 shares of Common Stock represents 6.8% of all of the outstanding shares of Common Stock.

(ii)            Family Partners’ beneficial ownership of 355,807 shares of Common Stock represents 1.3% of all of the outstanding shares of Common Stock.

(iii)           Advisors’ beneficial ownership of 1,857,026 shares of Common Stock represents 6.8% of all of the outstanding shares of Common Stock.

(iv)           Mr. Lewis’s beneficial ownership of 2,235,833 shares of Common Stock represents 8.2% of all of the outstanding shares of Common Stock.

(v)            Collectively, the Reporting Persons’ beneficial ownership of 2,235,833 shares of Common Stock represents 8.2% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Mr. Lewis has sole power to vote or direct the vote of the 23,000 shares of Common Stock that he owns personally.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 1,857,026 shares of Common Stock held by Gem Partners.

Family Partners and Mr. Lewis have shared power to vote or direct the vote of the 355,807 shares of Common Stock held by Family Partners.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Lewis has the sole power to dispose or direct the disposition of the 23,000 shares of Common Stock that he owns personally.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 1,857,026 shares of Common Stock beneficially held by Gem Partners.

Family Partners and Mr. Lewis have shared power to dispose or direct the disposition of the 355,807 shares of Common Stock beneficially held by Family Partners.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	March 20, 2007

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:	/s/ Daniel M. Lewis
Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By:	/s/ Daniel M. Lewis
Daniel M. Lewis, Managing Member

LEWIS FAMILY PARTNERS II, L

By:	/s/ Daniel M. Lewis
Daniel M. Lewis, General Partner

/s/ Daniel M. Lewis
Daniel M. Lewis